Apex Critical Metals Acquires Key REE Rights at Highly
Prospective Elk Creek Carbonatite Complex, Nebraska

Company grows portfolio with underexplored 50-year-old Rare Earth Elements discovery with historically significant high-grade drill intercepts

Highlights

• The Company has secured highly prospective rare earth element ("REE") mineral rights to key underexplored areas of the Elk Creek Carbonatite Complex in Nebraska, USA, (the "Rift Project").

• Two target areas of known REE mineralization acquired (East Zone and West Zone).

• Project includes multiple historical drill holes that are well-mineralized in REEs, highlights include:

o 155.5 metres ("m") of 2.70% TREO1, Including 54.9 m at 3.30% TREO (EC- 93).

o 236.2 m of 2.10% TREO, including 68.2 m of 3.32% TREO (NEC11-004).

• Apex's Rift Project area (~2,784 acres) now represents the largest position in the Elk Creek Carbonatite Complex (NioCorp Developments Ltd. holding the other commanding position in the district with ~1,397 acres)

• Nebraska, USA is considered a favourable jurisdiction for development with private land ownership facilitating streamlined permitting path.

• The Company is continuing to compile historically available data and is actively planning an inaugural Q4-2025 exploration program, including drilling.

Vancouver, British Columbia - October 1, 2025 - Apex Critical Metals Corp. (CSE: APXC)

(OTCQX: APXCF) (FWB: KL9) ("Apex" or the "Company"), a Canadian mineral exploration company focused on the identification and development of critical and strategic metals, is pleased to provide an update regarding the acquisition of certain mineral rights within the Elk Creek Carbonatite Complex in southeastern Nebraska, U.S.A, (see Figure 1 and news release dated Sept. 3, 2025).

The Rift Project includes exploration rights and purchase options for approximately 2,784 acres (~1,127 ha), flanking NioCorp Developments Ltd. to the east and west within the Elk Creek Carbonatite Complex. The Company's property position is considered highly prospective for rare earth element (REE) mineralization based on extensive historical exploration data.

Sean Charland, CEO of Apex Critical Metals notes, "This acquisition positions Apex at the forefront of U.S. critical minerals exploration and development, particularly in rare earths, which are vital for advanced technologies, renewable energy, and US National Security. The Elk Creek area has long been recognized for its geological promise, and we're eager to advance exploration on these underexplored extensions to unlock their full REE potential. Coupled with a favourable jurisdiction and the exploration expertise of Dahrouge Geological, which has multiple globally significant critical metals discoveries to their credit, the Company is primed for further discovery."

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1 Total rare earth oxide , includes the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3.

Figure 1: Elk Creek Carbonatite Complex location with excellent infrastructure

The Elk Creek Carbonatite, a rare metal complex identified over 50 years ago, hosts significant potential for REE's alongside other critical minerals including niobium. While the area outside of NioCorp's Developments Ltd. (NASDAQ: NB - Market Capitalization ~US$600M, as of September 25, 2025) Elk Creek Critical Minerals Project have been largely underexplored in recent decades, the acquired Rift Project includes areas with documented high-grade REE intercepts from historical drilling. Project highlights include:

• Of approximately 106 drill holes completed by Molycorp prior to 1986, at least 19 drill holes were completed within the Company's Rift Project area.

• Highlights (see Figure 2):

o 155.5 m of 2.70% TREO (hole EC-93), starting from 149.4 m depth

▪ Includes a 54.9 m at 3.30% TREO.

o 236.19 m of 2.10% TREO (NEC11-004).

▪ Includes a 68.2 m at 3.32% TREO.

Figure 2 - Cross sectional view of NEC11-004 and EC-93 showing broader intervals (red) and higher-grade intervals within (purple) in an area that remains wide open for expansion.

According to Quantum Rare Earth Developments Corp. News, 2011-09-19

"The drill hole (NEC11-004) encountered REE mineralization within strongly altered carbonatite and associated alkaline rocks. The step-out from historical hole EC-93 confirms the potential for a sizable deposit. As well, the potential for the discovery of a high-grade core is also highlighted with 10 individual assays greater than 4.0 per cent TREO (average sample width of 1.37 metres) within the 68.18-metre high-grade REE zone."

Historical exploration of the Elk Creek Carbonatite included approximately 106 drill locations totalling approximately 46,797 m by Molycorp from 1973 to 1986 across the entire Elk Creek Carbonatite Complex, with at least 19 completed within the boundary of the current Rift Project. In 2011, Quantum Rare Earth Development Corp. completed an additional five holes, with two holes focused on REE mineralization outside of the core Niobium Deposit currently being developed by NioCorp Developments Ltd.

Key highlights of the acquired claims include historical drill hole EC-93, which intersected a substantial 155.5-meter interval grading 2.70% total rare earth oxides (TREO) starting from 149.4 meters depth. Within this zone, higher-grade sub-intervals were encountered, including 18.3 meters at 3.94 % TREO and a peak of 3.0 meters at 5.37% TREO. Mineralization in EC-93 is hosted in barite beforsite lithology, with REEs occurring primarily as monazite and bastnasite in radial patches, aggregates, and vein-like structures. The surrounding area features similar carbonatite intrusions into Precambrian granitic and metamorphic basement rocks, covered by approximately 190-200 meters of Pennsylvanian sediments, with no surface outcrops. This setting suggests strong potential for extensions of REE mineralization beyond the core areas historically targeted for niobium, offering opportunities for new discoveries through modern geophysical and drilling techniques.

Further details on the geology and REE mineralization at the Rift Project, will be reported in forthcoming news releases.

Management cautions that discoveries on adjacent properties (e.g., NioCorp Developments Ltd.) are not necessarily indicative of the presence of mineralization on the Rift Project. Drillhole EC- 93 was originally completed by Molycorp between 1984-1986 with reanalysis performed by Quantum Rare Earth Development Corp. in 2010. The EC-93 results presented herein are from the 2010 reanalysis.

Advancing U.S. Rare Earth Independence

This move aligns with surging U.S. investments in domestic REE production. Recent developments include the Department of Defense's US$400 million equity stake in MP Materials' Mountain Pass mine and Apple's US$500 million multi-year supply agreement with the same producer. According to the U.S. Geological Survey's 2025 Mineral Commodity Summaries, the U.S. remains 100% import-dependent for several critical minerals, including rare earths, with domestic consumption at approximately 8,800 metric tons of rare earth oxides equivalent in 2024. The Company's entry into the Elk Creek area supports efforts to diversify and secure North American REE supplies amid global supply chain vulnerabilities, including China's recent extensions of production quotas on imported concentrates.

The Company is in the process of modelling all historical information for targeted drilling in the coming months to confirm and expand upon the historical REE findings, with a focus on the EC- 93 area and potential extensions. Further updates will be provided as exploration progresses.

Qualified Person and Historical Results

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo., Senior Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects, who has prepared and reviewed the content of this press release.

The results disclosed in this press release are considered historical. A "Qualified Person", on behalf of Apex Critical Metals Corp., has not performed sufficient work or data verification to validate these results in accordance with NI 43-101. The Company views the historical results as relevant from a targeting perspective with indication of the Rift Project area's potential, however they should not be relied upon for any other purpose until such time that the Company has completed further data verification and its own drilling, which the Company plans to complete in the coming months.

References

1. Molycorp, Inc. (1973-1986). Elk Creek Carbonatite Exploration Drill Program Reports. Internal company records, archived at the Nebraska Geological Survey, Lincoln, Nebraska, USA.

2. Honsey, S., P.Geo. (2010). NI 43-101 Technical Report on the Elk Creek Niobium Project, Nebraska, USA. Prepared for Quantum Rare Earth Development Corp., filed on SEDAR+, September 30, 2010.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REEs), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 ha and is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex located in Quebec, Canada.

Carbonatites are extremely rare rock types, with around 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to the interest in US-based prospective assets acquired by the Company (more particularly described above), including the potential for additional acquisitions and the potential for exploration activity on such assets, the REE potential of the US-based assets, the potential for future political and economic trends to persist or intensify in a manner which is favourable to the Company's prospects, and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company's properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.